  Exhibit 99.1

BUENOS AIRES, December 17, 2018

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Comisión Nacional de Valores

Subject: Appointment of Commercial and Fuels Manager
Notice: CPSA-GG-N-0523-18-AL

Ladies and gentlemen,

I hereby address You in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to inform you that Mr. Gabriel Omar Ures has been designated Commercial and Fuels Manager of the Company.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.